Jessica M. Norris Partner jessica.norris@dentons.com D +1 816 460 2604	Dentons US LLP 4520 Main Street Suite 1100 Kansas City, MO 64111-7700 United States 大成 Salans FMC SNR Denton McKenna Long dentons.com

October 23, 2017

VIA EDGAR SUBMISSION

Daniel F. Duchovny

Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Re:                             KW Genesis Merger Sub, Inc. and Kingswood Genesis Fund I, LLC

Schedule TO

Filed October 6, 2017

SEC File No.: 005-38041

Dear Mr. Duchovny:

On behalf of KW Genesis Merger Sub, Inc., Kingswood Genesis Fund I, LLC and Kingswood Capital I, LP (the “Filing Persons”), we hereby respond to the comment letter dated October 16, 2017 received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Schedule TO (the “Schedule TO”) filed on October 6, 2017.

For the Staff’s convenience, we have included the Staff’s comments in this letter in bold and have provided the Filing Persons’ response to each comment immediately below the numbered comment.  The headings and response numbers correspond to the headings and comment numbers set forth in the comment letter.

In addition, we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Schedule TO.  Amendment No. 1 revises and supplements the Schedule TO to reflect the responses to the comments from the Staff.  The Filing Persons do not believe such changes are material to the holders of the Versar, Inc. (“Versar”) common stock and do not intend to extend the Offer following the filing of Amendment No. 1.  We have enclosed a courtesy package, which includes four copies of Amendment No. 1.

Schedule TO-T

1.                                      It appears the named bidders are making the offer on behalf of other persons.  Please include Mr. Wolf and Kingswood Capital Management, LLC as bidders (including all other disclosure required of each bidder) or provide us with your detailed legal analysis explaining why you do not believe the listed persons are bidders in the offer.  For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current

Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).  Note also that each filing person must independently satisfy the filing, dissemination and the disclosure requirements of Schedule TO.

In response to the Staff’s comment, Kingswood Capital I, LP (“KC I”) and Kingswood Capital Management, LLC (“KCM”) have been added as Filing Persons in Amendment No. 1 and identified as bidders along with the other Filing Persons.  KC I is a Delaware limited partnership managed by Kingswood Capital GP, LLC, that was formed to make investments on behalf of its existing and future limited partners.  KC I is the sole member of Kingswood Genesis Fund I, LLC and will provide cash on hand to Kingswood Genesis Fund I, LLC to fund the Offer and the Merger and will be the indirect owner of 100% of the outstanding equity interests in Versar, Inc. upon the consummation of the transactions described in the Schedule TO.  The Filing Persons do not believe that the addition of KC I or KCM as bidders is material to the decision by Versar stockholders whether to tender, hold or sell their Versar shares.

The Filing Persons respectfully advise the Staff that they do not believe that Mr. Wolf is a bidder for purposes of Regulation 14D.  Mr. Wolf does not fall within the definition of a “bidder” in Rule 14d-1(g)(2) of Regulation 14D, which defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” or as further clarified in the guidance set forth in Section II.D.2 -”Identifying the Bidder in a Tender Offer” of the November 14, 2000 Current Issues Outline (the “Outline”).

As a threshold matter, we emphasize that Mr. Wolf is not making the Offer and the Offer is not being made on his behalf.  Rather, the Offer is made by and for the benefit of the Filing Persons.  A number of the non-exhaustive factors set forth in the Outline confirm the conclusion that Mr. Wolf is not a bidder for purposes of Regulation 14D.  The Outline notes that one or two of the factors identified therein may control the determination depending on the circumstances.  Based on the facts at hand, and given that the Filing Persons have chosen to identify KC I and KCM as bidders, the most relevant factors that differentiate Mr. Wolf’s role as an advisor from the roles of the Filing Persons as bidders are the following:

•                  Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

•                  Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

The most relevant factor here is that Mr. Wolf will not own any securities of Versar after completion of the Offer and the Merger.  The Versar securities will be owned indirectly by KC I and the true ultimate beneficiary will be the limited partners of KC I.  In addition, Mr. Wolf is not providing financing for the Offer.  The funds to be used to effect the Offer and the purchase of the remaining Versar shares in the Merger will be provided by the limited partners of KC I.

The Filing Persons also considered the guidance in the Outline, in which the Staff notes that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff will ordinarily not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.”  One of the named offerors, KCM, is a Los Angeles based middle market private equity firm that was founded in 2013 and has been providing investment management and advisory services since its formation with respect to numerous deals unrelated to the Offer.  KCM’s assorted various business activities include the management of a distribution business acquired in mid-2016 with approximately $200 million of revenues.  The guidance provided in the Outline is clear, therefore, that there is no need to travel “up the chain of ownership” to identify control persons as bidders.

For the foregoing reasons, the Filing Persons respectfully submit that Mr. Wolf is not a “bidder” pursuant to Rule 14d-1(g)(2) or according to the Outline.

Offer to Purchase

Summary Term Sheet, page ii

2.                                      We note that you intend to determine whether the Minimum Condition is satisfied as of the time “immediately prior to the time the Shares are accepted for payment.”  Note that all conditions, except those relating to regulatory approval, must be satisfied or waived as of the expiration of the offer.  Revise your condition.

We have revised the condition as disclosed in the Schedule TO on pages ii and 37.

Price Range of Shares, page 12

3.                                      Provide the disclosure required under Item 1002(c) of Regulation M-A for each quarter during the past two years.

We have revised the information set forth under the heading “Price Range of Shares; Dividends” to include the required disclosure for each quarter during the past two years.

Background of the Offer, page 15

4.                                      Revise your disclosure of the negotiation of the Warrant with Bank of America.

We have revised and supplemented the disclosure of the negotiation of the Warrant under the heading “Background of the Offer”.

Purpose of the Offer, page 33

5.                                      We note that Mr. Otten will continue with Versar in an advisory role. We also note disclosure in the Schedule 14D-9 that Mr. Otten and Versar entered into a memorandum of understanding pursuant to which Mr. Otten will be terminated and then provide consulting services to the company.  Please revise the section entitled, “Background of the Offer” to describe any discussions with Versar and/or

Mr. Otten regarding his employment status following the transaction.  Also, provide us with your legal analysis of this arrangement as it relates to Rule 14d-10(d).

The Filing Persons have included additional disclosure under the heading “Purpose of the Offer; Plans for Versar; Other Matters”.

In addition, as disclosed in the Schedule 14D-9, on September 22, 2017, Mr. Otten and Versar entered into a Memorandum of Understanding, which on the Effective Date, will be memorialized into a definitive consulting agreement between Mr. Otten and Versar.  The purpose of the consulting agreement is to provide an arrangement by which Mr. Otten will provide consulting services to Versar in the capacity of an independent contractor following his termination as Chief Executive Officer and an employee of the Company at some point following the Effective Time.  As disclosed in the Schedule TO, following the Effective Time, the Filing Persons intend to replace Mr. Otten as Chief Executive Officer with a Kingswood operating partner with experience in the industry.  However, to facilitate a smooth transition period for Versar, Mr. Otten has agreed to continue to provide services to Versar during the year following the Effective Time.  Pursuant to the terms of the Memorandum of Understanding, Versar has agreed to pay Mr. Otten a total of $484,375 over a forty-eight month period.  The amount to be paid to Mr. Otten consists of an amount to be paid in respect of the future consulting services to be performed by Mr. Otten and an amount to be paid in lieu of payments that Mr. Otten would have received under his Change in Control Agreement dated September 13, 2013, between Versar and Mr. Otten.

It is our understanding that in order to ensure a smooth transition of Versar and to be able to benefit from Mr. Otten’s institutional knowledge of Versar following the Effective Time, as a condition to completing the negotiation of the Merger Agreement, the Filing Persons required that Mr. Otten enter into the Memorandum of Understanding with the intent to ultimately enter into a consulting agreement with Mr. Otten following the Effective Time.  The Memorandum of Understanding was not approved by Versar’s Compensation Committee of its Board of Directors, but the Versar Board of Directors was aware of the discussions.  Following the approval by the Versar Board of Directors of the Merger Agreement, Versar, at the request of the Filing Persons, entered into the Memorandum of Understanding with Mr. Otten.

Since the Memorandum of Understanding was not approved by Versar’s Compensation Committee of its Board of Directors, it does not meet the technical requirements of the nonexclusive safe harbor provided by Rule 14d-10(d)(2).  However, (i) the Memorandum of Understanding does constitute “an employment compensation, severance or other employee benefit arrangement,” (ii) the additional amount payable under such arrangement (i.e., the amount that would not already be payable to Mr. Otten pursuant to his Change in Control Agreement) is being paid or granted as compensation for future services to be performed and future services to be refrained from performing, and (iii) is not calculated based on the number of securities tendered or to be tendered in the tender offer by the security holder.  Accordingly, the Filing Persons believe that the entry by Versar into the Memorandum of Understanding is consistent with the spirit of Rule 14d-10(d) and not prohibited by Rule 14d-10.

If you have any questions or comments, please do not hesitate to call me at (816) 460-2604 or Ilan Katz at (212) 632-5556.

Sincerely,

/s/ Jessica Norris
Jessica Norris